

May 19, 2011

By Facsimile (516.873.2010) and U.S. Mail

Keith Braun, Esq.
Moritt Hock & Hamroff LLP
400 Garden City Plz.
Garden City, NY 11530

>   **Re: Pittsburgh & West Virginia Railroad**
>   **Preliminary Proxy Statement on Schedule 14A filed May 11, 2011**
>   **Filed by Paul M. Dorsey, Herbert E. Jones, et. al.**
>   **File No. 001-05447**

Dear Mr. Braun:

   We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

   Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

   After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 14A

Important, page 4

1.   The second to last paragraph of this section indicates that even if a shareholder returns the Current Board's proxy card marked "withhold" as a protest against the incumbent trustees, it will not revoke any proxy card such shareholder may have previously sent to the Trust. Please reconcile this statement with the immediately preceding sentence that indicates that only the latest-dated proxy card "will count."

Reasons for Mr. Dorsey's Solicitation, page 4

2.   The first paragraph on page 5 indicates that Mr. Dorsey believes that Mr. Lesser and the Current Board have initiated a new business plan. Please expand the disclosure to describe what Mr. Dorsey believes to be the new plan and why he believes it to be a "significant change."   What action has Mr. Lesser thus far taken to broaden the Company's business strategy and include new investments?

3.   The same paragraph notes that this "significant change" was not discussed in advance nor approved by the beneficiaries of the Trust. Please disclose in this location whether the Mr. Lesser or the Current Board is required to discuss the plan in advance with beneficiaries or obtain their approval.

4.   We note that the filing persons have made statements in the proxy statement that appear to directly or indirectly impugn the character, integrity or personal reputation of Mr. Lesser and/or the Current Board, or make charges of illegal, improper or immoral conduct without adequate factual foundation. We refer you to the following problematic statements:

- "What is not stated is the "over time" period is decades not an imminent decline for which action must be taken immediately and in a *haphazard* way." (last sentence of the first paragraph on page 5, emphasis added)

- "Mr. Lesser managed to obtain a larger stake in the Trust for a purchase price below market while *diluting the voting and other rights* or all other shareholders of the Trust." (last sentence of the third paragraph on page 5, emphasis added) In responding to this comment, please address the fact that the every shareholder was afforded the opportunity to participate in the rights offering pro-rata based on their respective ownership. Also, explain what "other rights" of shareholders were "diluted."

- "There needs to be more *rational* voices on the board of trustees *to temper a rush to act*." (second paragraph, page 6, emphasis added)

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as the filing persons' opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that they express. Please refer to Note (b) to Rule 14a-9.

5.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any

insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in the materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- "I, along with the other participants, believe that what has also gone with their departures was the belief in a steady return on investment. What has replaced that belief is one that could put the steady net income stream, as well as the Trust's financial condition at risk." (last paragraph, page 5)

- "Mr. Lesser and the rest of the Current Board appear to want to move aggressively in acquiring additional real estate." (first paragraph, page 6)

- "In the case of the rights offering, although required under the NSC lease, the Current Board failed to seek, nor did it obtain, a required waiver from NSC's sub-lessee, the Wheeling & Lake Erie Railroad Company." (second paragraph, page 6) We have been advised that the Company obtained the consent of its lessee, Norfolk Southern, prior to initially filing its registration statement relating to the rights offering and that no consent was required to be obtained from the Wheeling & Lake Erie Railroad Company.

- "Besides the dates, Mr. Dorsey believes that such Form 8-K failed to comply with all of the disclosure requirements of the Form with respect to a departure of an executive officer and member of a registrant's governing board." (second to last paragraph, page 7)

- "Mr. Dorsey believes that the Trust has failed to supply the information required for disclosure under applicable SEC rules and regulations as there appears to be limited or no disclosure of all types of compensation and other matters for the fiscal periods required to be disclosed, nor specific information concerning the principal executive officers during such fiscal periods." (page 17)

- "Mr. Dorsey believes that the Trust has failed to supply the information in either the Current Board's proxy statement or 2010 Annual Report." (fifth paragraph, page 17)

- "…neither the Current Board's proxy statement nor 2010 Form 10-K note the fact that an affiliate of David H. Lesser, the Trust's current chief executive officer and chairman of its board of trustee, Hudson Bay Partners, LP, acted as stand by purchaser in the Trust's recent rights offering the limited partnership and Mr. Lesser participated in such rights offering." (page 17) Such statement, given the context within which it is located, implies that such disclosure is required to be disclosed.

- "Neither the Trust's proxy statement nor 2010 Annual Report appears to include disclosure of the Trust's policies and procedures for review of related-party transactions." (page 18)

Election of Directors, page 6

6.   We refer you to the first paragraph on page 7. Please advise why, in light of the Form 8-K filed by the Company on February 15, 2011, including the disclosure and exhibits contained therein, the participants believe the amendments to the Trust's Declaration of Trust providing for a non-classified board, are not in effect. In responding to this comment, please also address what is our understanding that two of the nominees, Messrs. Parsons and Jones, served in the capacity of trustee of the Trust from 2004 and 2003, respectively, through 2010 and 2011, respectively, during which time the Trust operated with a non-classified board. Alternatively, please consider revising this paragraph to eliminate the suggestion that the non-classified board structure is not in effect and delete the last sentence.

Biographical Information of Nominees, page 7

7.   Please expand the basis for the participants' recommendation that holders vote for the nominees. For each nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the Company's business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee's particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

8.   We note the statement on page 8 following the table indicating that if at the time of the Annual Meeting any Dorsey Nominee is unable to serve or for good cause will not serve as a trustee, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Mr. Dorsey. We also note the statement in the same paragraph that Mr. Dorsey reserves the right to nominate substitute persons if the Trust makes or announces any changes to the Trust Governing Instruments or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Dorsey Nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

9.   We note the discussion regarding the independence of Mr. Parsons. It is our understanding that the Company's Audit Committee evaluated whether Mr. Parsons had a conflict under the Company's Code of Conduct and Ethics and requested Mr. Parsons to provide a basis for a waiver of the Code requirements, which Mr. Parsons did not provide. It is also our understanding that if Mr. Parsons is elected to the board, he would not be able to serve without either a waiver from the Audit Committee or a modification of the Code of Conduct and Ethics. If true, it appears such information would be material to a shareholder's voting decision. Please disclose accordingly. If you believe we are incorrect in our understanding, please provide an explanation with appropriate support.

10.   We refer you to the first bullet point located at the bottom of page 8 indicating that none of the four Dorsey Nominees has purchased or sold any class of securities of the Trust within the past two years, except for Paul M. Dorsey purchasing 900 shares on February 25, 2011 by open market purchases. Please reconcile this statement with the Form 4 filed on April 5, 2011 indicating that Mr. Parsons acquired 952 shares on March 28, 2011. Please also confirm that the table of beneficial ownership on page 8 is correct given the disclosure in this Form 4 indicating that as of March 28, 2011, Mr. Parsons was the beneficial owner of 13,652 shares following the disclosed transaction.

Issues with Respect to the Election of Trustees, page 9

11.   Based on the Forms 8-K filed on February 14 and May 17, 2011, it appears that the Trust Governing Instruments were in fact amended to provide for cumulative voting and a non-classified board. Please revise this section accordingly. Please make conforming changes throughout the document, including to the last paragraph on page 11.

Voting and Proxy Procedures, page 11

12.   We note the statement on page 11 that the election of trustees would be deemed a non-routine matter for which discretionary voting is not permitted, while ratifying the Trust's selection of an independent audit firm would be considered a routine matter in which a shareholder's broker, bank or other nominee would be able to use its discretion in casting votes for which such shareholder has not given it voting instructions. It is our understanding that given that the Company's shares are listed on the American Stock Exchange, and given further that the filing persons' are soliciting in opposition to the Company's solicitation with respect to the election of directors, all matters on the card are considered non-routine and brokers will not be able to use discretion in casting uninstructed votes concerning the ratification of the Company's appointment of an independent audit firm. Please revise the disclosure accordingly.

Solicitation of Proxies, page 13

13.   The disclosure states that proxies may be solicited by mail, fax, telephone, telegraph, email, other Internet media, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm the participants' understanding. Please also tell us whether the participants plans to solicit via Internet chat rooms, and if so, tell us which websites they plan to utilize.

Form of Proxy Card

14.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

  ·   the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions